Exhibit 12.1

Dycom Industries, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended		Fiscal Year Ended
	January 29, 2011		July 31, 2010		July 25, 2009	July 26, 2008		July 28, 2007		July 29, 2006

	(Dollars in thousands)
Earnings, as defined:
Income (loss) from continuing operations before cumulative effect of changes in accounting principles	$1,653		$5,849		$(53,094)	$24,404		$42,202		$18,040
Income tax expense (benefit)	1,936		4,881		(1,405)	13,180		27,275		22,158
Fixed charges included in the determination of net income	10,390		20,292		21,921	20,520		20,653		17,930
Total earnings, as defined	$13,979		$31,022		$(32,578)	$58,104		$90,130		$58,128

Fixed charges, as defined:
Interest charges	$7,481		$14,272		$14,743	$13,096		$14,809		$11,991
Rental interest factor	2,909		6,020		7,178	7,424		5,844		5,939
Total fixed charges, as defined	$10,390		$20,292		$21,921	$20,520		$20,653		$17,930

Ratio of earnings to fixed charges	1.3	x	1.5	x	(*)	2.8	x	4.4	x	3.2	x

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* The ratio of earnings to fixed charges was less than one-to-one for fiscal 2009 and earnings were insufficient to cover fixed charges by $76.4 million.